WeFunder Campaign Starting Soon 🤝

We're excited to share that we will soon be opening a community investment round on Wefunder to offer our earliest supporters the chance to invest in NasaClip on the same terms as our institutional investors.

To date, we've raised $2.5 million in our current seed round from venture capital funds (TEDCO, Conscious Venture Partners, Portfolia, Blue Cross Blue Shield MA), as well as angels from Women of Color in Pharma, The Impact Seat, and Dr. Maurice Reid. We've consistently heard from non-institutional investors who also want to participate, so we decided to open up an opportunity for anyone to invest in NasaClip at this early stage.

If you're not familiar, community equity rounds are a way for friends and fans to invest right alongside VCs and angel investors at a level that is appropriate for them from $100 up to $500K+. We've set aside a limited opportunity for our friends, family, and network to join our seed round at the same preferred terms.

We want to give the NasaClip community first access to the round and early bird terms. Sign up here to be the first to know and access discounted terms before the round opens publicly and the terms increase.

Thank you for your ongoing support, and we're excited to share more details soon!